Luckin Coffee Inc.

28th Floor, Building T3, Haixi Jingu Plaza

1-3 Taibei Road

Siming District, Xiamen City, Fujian

People’s Republic of China

December 27, 2024

VIA EDGAR

Ms. Valeria Franks

Ms. Keira Nakada

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Luckin Coffee Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2023
File No. 001-38896

Dear Ms. Franks and Ms. Nakada:

This letter sets forth the Company’s responses to the comments contained in the letter dated December 19, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report”). The comments are repeated below in bold and followed by the responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2023 Annual Report.

Form 20-F for Fiscal Year Ended December 31, 2023

5.A. Operating Results

Non-GAAP Financial Measures, page 118

Please tell us what consideration you gave to providing for the income tax effects related to the adjustments to arrive at non-GAAP net (loss)/income and non-GAAP net (loss)/income attributable to your company’s ordinary shareholders. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to non-GAAP basic and diluted net income per shares and non-GAAP basic and diluted net income per ADS you present in your earnings releases.

The Company respectfully submits that it has given considerations on the quantitative impact of adjusted items to corporate income tax (the “CIT”) of the individual entity, either current or deferred. Specifically, for each of the adjusted items:

a)	“Add: Provision for equity litigants settlement”

This adjusted item represents liabilities accrued for the legal proceedings commenced against the Company in Singapore. For details, see Note 20 “Commitments and Contingencies—(b) Legal proceedings—U.S. “Opt-Out” Claims” to the consolidated financial statements included in the 2023 Annual Report. The defendant in the legal proceedings is the Company, i.e. Luckin Coffee Inc., an exempt company incorporated under the laws of the Cayman Islands. Accordingly, the accrued liabilities were recorded in Luckin Coffee Inc.’s financial statements. Since companies incorporated in Cayman are not subject to any CIT, this adjusted item is not subject to any tax deduction effect. Therefore, the tax expenses impact on this adjustment is zero.

b)	“Add: Gain from extinguishment of Series B Senior Secured Notes” and “Adjust for: Fair value changes of derivative assets bifurcated from Series B Senior Secured Notes”

Series B Senior Secured Notes referred to the US$109.9 million of 9.00% series B senior secured notes due 2027 (the “New Notes”) that the Company issued as a part of its offshore restructuring. The Company recognizes profit/loss from the fair value change of derivative assets bifurcated from the New Notes and the exercise of the right to extinguish the New Notes in Luckin Coffee Inc.’s financial statements. For details, please refer to Note 12 “Convertible Senior Notes” to the consolidated financial statements included in the 2023 Annual Report. As explained in (a), the Company, i.e. Luckin Coffee Inc., is an exempt company incorporated under the laws of the Cayman Islands and therefore not subject to any CIT. Therefore, the tax expenses impact of these two adjustments is zero.

c)	“Adjust for: Share-based compensation expenses”

All share-based compensations were granted in the form of Luckin Coffee Inc.’s equity securities. Of the total share-based compensation expenses of approximately RMB240 million, approximately RMB225 million was allocated to the attributable entities that are subject to CIT, and approximately RMB15 million was allocated to Luckin Coffee Inc., which was not subject to CIT as explained in (a). Of the share-based compensation expenses allocated to taxable entities: (i) approximately RMB8 million was associated with entities in a state of continuous losses, which were subject to a full valuation allowance of deferred tax assets, resulting in no tax effect; (ii) approximately RMB187 million was associated with certain PRC entities whose CIT were non-deductible due to the difference between financial reporting values and tax bases, thus having no tax deduction effect; and (iii) approximately RMB30 million was subject to CIT, the tax effect of which were estimated at RMB6 million. The Company considered such tax effect to be insignificant.

d)	“Add: Reversal for SEC settlement”

The Company reversed the provision for SEC settlement of US$180.0 million recorded in Luckin Coffee Inc.’s financial statements in 2020 for the year ended December 31, 2021, based on all available conditions as of December 31, 2021. For details, please refer to Note 19 “Provision for SEC Settlement” to the consolidated financial statements included in the 2023 Annual Report. As explained in (a), the Company, i.e. Luckin Coffee Inc., is an exempt company incorporated under the laws of the Cayman Islands and therefore not subject to any CIT. Therefore, the tax expenses impact of this adjustments is zero.

Based on the reasons as explained above, the Company concluded that, to its best knowledge, there were no current or deferred income tax expense corresponding to the non-GAAP measures that should be included. The Company, however, will expand the disclosures of the tax impact of share-based compensation expenses in the future annual report and earnings releases.

*             *              *

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter, please contact the undersigned or Li He (Tel: +852-2533-3306) of Davis Polk & Wardwell LLP.

Sincerely yours,

Luckin Coffee Inc.

Date: December 27, 2024
	By:	/s/ Jing An
		Name:	Jing An
cc: Li He, Davis Polk & Wardwell		Title:	Chief Financial Officer